Exhibit 12.1

CYPRESS SEMICONDUCTOR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in thousands)

	Years Ended					Three Months Ended April 1, 2007
	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006
EARNINGS
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	$(246,260)	$(3,554)	$(2,021)	$(93,217)	$52,710	$(2,648)
Fixed charges	22,010	19,488	15,866	12,827	14,266	3,550
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	—	—	—	—	—	—
LESS:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Earnings	$(224,250)	$15,934	$13,845	$(80,390)	$66,976	$902

FIXED CHARGES
Interest expenses	$19,197	$15,613	$11,354	$8,268	$9,339	$2,363
Interest capitalized	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,813	3,686	4,071	3,721	3,721	947
Estimate of interest within rental expense	—	189	441	838	1,206	240
Preference security dividend requirements of consolidated securities	—	—	—	—	—	—

Fixed Charges	$22,010	$19,488	$15,866	$12,827	$14,266	$3,550

RATIO	n.a.	n.a.	n.a.	n.a.	4.69	n.a.
DOLLAR AMOUNT OF DEFICIENCY(2)	$(246,260)	$(3,554)	$(2,021)	$(93,217)	n.a.	$(2,648)

(1)	These computations include Cypress Semiconductor Corporation and its consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness, amortization of debt discount and expense and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and minority interest share of our subsidiary income, plus fixed charges.
(2)	Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.